

September 21, 2021

J. Scott Burrows
Chief Financial Officer
Pembina Pipeline Corporation
Suite 4000
585 8th Avenue S.W.
Calgary, Alberta
Canada T2P 1G1

> **Re: Pembina Pipeline Corporation**
> **Form 40-F for the Fiscal Year Ended December 31, 2020**
> **Filed February 25, 2021**
> **File No. 001-35563**

Dear Mr. Burrows:

We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Form 40-F for the Fiscal Year Ended December 31, 2020

Exhibit 99.2 Management's Discussion and Analysis for the fiscal year ended December 31, 2020
Notes to the Consolidated Financial Statements
11. Intangible Assets and Goodwill, page 96

1. You disclose that you use an after-tax discount rate to determine the recoverable amount of operating segments in your goodwill impairment test. In your 2019 Form 40-F, you disclosed that you used the pre-tax discount rate to determine the recoverable amount of operating segments. Please provide the basis for your change in discount rates and explain why you believe using an after-tax discount rate is appropriate based on paragraph 55 of IAS36. In addition, please provide your calculation of the recoverable amount of operating assets using the pre-tax and after-tax discount rates for 2020 compared to the recorded balances for each operating segment.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Brian McAllister at (202) 551-3341 or Myra Moosariparambil at (202) 551-3796 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation